
SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

BD 3/12

07003863

SEC MMISSION

OMB APPROVAL
OMS Number: 3235.0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE STE 700

RENTON	WA	98055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANON FORD (425) 271-3550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP A. PIZELO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARK THOMAS McCLOSKEY
NOTARY
PUBLIC
STATE OF WASHINGTON

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 22, 2007

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	1,593,817
Accounts receivable		91,066
Investments		59,797
Commissions receivable		1,253,824
Commissions receivable from related party		355,346
Receivable from clearing organization		327,089
Deposits		115,000
Deferred tax asset		20,100
Property and equipment, net of accumulated depreciation of $39,768		28,225
	$	3,844,264

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	80,258
Commissions payable		1,649,234
Income tax payable		19,270
Total liabilities		1,748,762
Stockholders' Equity		
Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding		85,000
Additional paid-in capital		452,000
Retained earnings		1,558,502
		2,095,502
	$	3,844,264

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

Revenue	
Commissions	$ 39,035,096
Other income	1,352,589
Total revenue	40,387,685
Expenses	
Commissions	31,546,237
General and administrative	7,961,140
Loss on investments	21,502
Total expenses	39,528,879
	858,806
Interest income	85,136
Income before income tax	943,942
Income tax expense	(349,954)
Net income	**$ 593,988**

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2005	85,000	$ 85,000	$ 452,000	$ 1,707,064	$ 2,244,064
Net income				593,988	593,988
Dividend paid				(742,550)	(742,550)
Balances, December 31, 2006	85,000	$ 85,000	$ 452,000	$ 1,558,502	$ 2,095,502

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Cash received from commissions and other revenues	$ 40,639,122
Interest received	85,136
Commissions paid	(31,714,781)
Income tax paid	(330,024)
Cash paid to employees and suppliers	(8,078,062)
Net cash flows from operating activities	601,391
Cash Flows from Investing Activities	
Proceeds from sale on investments	37,820
Purchase of investment	(62,400)
Purchase of fixed assets	(28,225)
Net cash flows from investing activities	(52,805)
Cash Flows from Financing Activity	
Dividends	(742,550)
Decrease in cash	(193,964)
Cash Balance, beginning of year	1,787,781
Cash Balance, end of year	$ 1,593,817
Reconciliation of Net Income to Cash Flows from Operating Activities	
Net income	$ 593,988
Deferred tax benefit	(11,300)
Gains on investments	21,502
Change in operating assets and liabilities	
Accounts receivable	(5,462)
Commissions receivable	284,880
Commissions receivable from related party	(71,890)
Receivable from clearing organization	58,458
Deposits	(14,550)
Accounts payable	(116,921)
Commissions payable	(168,544)
Income tax receivable and payable	31,230
Net cash flows from operating activities	$ 601,391

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the National Association of Securities Dealers, Inc. The Company's customers are primarily people located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company is a wholly-owned subsidiary of Pacific West Financial Group Holding Company, LLC ("the Holding LLC") and is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and money market funds. The Company has deposits in excess of federally insured limits.

Commissions Receivable

Commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2006, no allowance was considered necessary. If an allowance were established, any bad debts would be written off against it (when determined to be uncollectible).

Of the total commissions receivable balance, 21% is due from two organizations at December 31, 2006.

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commission or fee revenue when its customers hold investments in certain mutual funds or limited partnerships, or certain types of transactions are closed. This commission revenue is recognized when earned.

Investments

Investments consist primarily of common stocks and are recorded at fair market value.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The balance at December 31, 2006, consists of a deposit of $28,225 on a piece of software that has not been placed in service yet. It is expected to be placed in service in 2007.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Most of the Company's deferred tax asset results from recognizing investments at market value for financial statement purposes and at cost for income tax purposes. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year).

The 2006 income tax provision consists of:

Current provision	$ 361,254
Deferred benefit	(11,300)
	$ 349,954

Contingencies

The Company is a defendant in a few legal actions, which are being contested. Management believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. In some cases, there may not be insurance coverage, but management believes the costs to resolve these cases will not be significant. Overall, management believes the resolution of these actions will not have a material impact on the Company's financial position.

Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all security transactions that require clearing services and maintain its customer accounts on behalf of the Company.

Note 3. Related Party Transactions

Commissions receivable includes $355,346 from a limited liability company ("LLC") managed in part by a relative of the members of the Holding LLC. Commissions earned from this LLC in 2006 were $1,293,005.

Also, during 2006, the Company recognized expenses to a company owned by the members of the Holding LLC amounting to $5,032,658. These expenses related to financial, administrative, and other services, and for facility costs. The Company owed this related entity $2,100 (included with accounts payable) at December 31, 2006. The Company expects to pay approximately $5,750,000 to this related company in 2007 for similar services.

The Company also has a receivable from another company owned by the Holding LLC amounting to $31,239, which is included in accounts receivable at December 31, 2006.

Note 4. Subsequent Events

The Company expects to pay a dividend to the Holding LLC within the next six months. However, the dividend amount has not been determined.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2006, was 6 2/3% of aggregate indebtedness, or $169,764. At December 31, 2006, the Company had computed net capital of $1,598,814, which was in excess of the required net capital level by $1,429,050. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.59 to 1.

SUPPLEMENTARY INFORMATION

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 2,095,502
Deductions		
Unsecured receivables from customers outstanding over 30 days	$ 284,100	
Unsecured receivables from noncustomers	91,066	
Securities not readily marketable (lower of cost or market)	4,375	
Deposits	15,000	
Property and equipment	28,225	
Deferred tax asset	20,100	(442,866)
Haircuts on security positions		
Money market accounts (included with cash)	45,509	
Equities	8,313	(53,822)
Net capital		1,598,814
Minimum net capital		169,764
Excess net capital		$ 1,429,050

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 80,258
Bank overdraft (zero balance account; cash deposits at the same bank are in excess of this amount)	797,692
Commissions payable	1,649,234
Income tax payable	19,270
Total aggregate indebtedness	$ 2,546,454

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 169,764
Percentage of aggregate indebtedness to net capital	159%
Ratio of aggregate indebtedness to net capital	1.59 to 1

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2006

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$	1,618,085
Adjustments due to audit		
Decrease in general administrative expenses		28,225
Increase in income tax expense		(38,610)
Increase in non-allowable assets		(8,886)
Net capital as audited	$	1,598,814



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements of Pacific West Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of Pacific West Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

February 22, 2007

END